Filed by Velodyne Lidar, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Velodyne Lidar, Inc.

Commission File No.: 001-38703

To: Velodyne_All

From: Ted

Date: 11/7 @ 3 am PT / 6 am ET

Subject: Velodyne and Ouster Merger Announcement

Hello Team Velodyne,

We are excited to share with you that this morning we announced that Velodyne has entered into a definitive agreement to merge with Ouster, another leading provider of lidar solutions. This will be an all-stock transaction that is expected to drive significant value creation for Velodyne as well as our customers. This is a great opportunity for both companies. Together we will be able to deliver more for our customers and continue to expand lidar’s role in society. Click here to see today’s joint press release.

The combination of Velodyne and Ouster is highly complementary. Ouster’s cutting-edge digital lidar technology, evidenced by strong unit economics and performance gains, combined with Velodyne’s innovation, high-performance hardware and software solutions, and established global customer footprint position the combined company to accelerate the adoption of lidar technology across fast-growing markets with a diverse set of customer needs. Importantly, the proposed merger is expected to strengthen our financial position, enabling us to quickly scale and drive profitable and sustainable revenue growth. Together, we plan to:

•	Provide robust product offerings, including verticalized software, to serve a broad set of customer needs.

•	Extend our commercial reach through our complementary customer base, partners, and distribution channels, to drive higher volumes and reduce product costs more quickly.

•	Deliver best-in-class customer support through a unified global customer success team.

From now and until the closing of the proposed merger, Velodyne will continue to operate its business as usual as a separate and independent company. For most of you, this will have no impact on your day-to-day deliverables. For some, you will be asked to provide your expertise to help with this transaction. We look forward to providing more information about our combined company strategy following the close of the proposed transaction, which is expected to occur in the first half of 2023. You can also click here to watch our joint presentation with Ouster occurring today.

We have prepared an FAQ to answer questions you may have (see attached). In addition, I will discuss the merger news as well as our quarterly results at the All Hands on 11/10. If you have questions you would like to submit prior to the meeting, please email questions@velodyne.com.

I look forward to talking to you all on Thursday about this exciting development as well as celebrating our Hero and Service Award recipients. I appreciate all you do and thank you for your continued hard work.

Ted

Velodyne Employee FAQ

Proposed Merger between Velodyne and Ouster

Question	Response

What was announced?	On November 7, 2022, Velodyne and Ouster announced that the two companies have entered into a definitive agreement to merge in an all-stock transaction (the “proposed merger”). The proposed merger will be in the form of a Merger of Equals.

What is a Merger of Equals in this context?	A Merger of Equals (“MOE”) is a merger of two companies of about the same size to form a single company. In the proposed merger, Velodyne stockholders will receive shares equivalent in value of Ouster stock for each share of Velodyne stock they hold at the closing, resulting in each group of stockholders owning an equal or similar share of Ouster upon the closing.

Why is the company doing this transaction?

The proposed merger is expected to drive significant value creation and result in a strong financial position through robust product offerings, increased operational efficiencies and a complementary customer base in fast-growing end markets.

The proposed merger positions the combined company to compete effectively in an increasingly competitive sector for sensing technologies (e.g., cameras, radar, lidar) post-closing.

When is the proposed merger expected to close?	The proposed transaction is expected to be completed in the first half of 2023.

What does this proposed merger mean for Velodyne employees?

Velodyne employees should continue to operate business as usual. Velodyne and Ouster are still two independent companies unless and until the proposed transaction closes.

For most of you, this will have no impact on your day-to-day deliverables. For some, you will be asked to provide your expertise to help with this transaction.

We will share more information over the coming weeks and months with details about the planned post-closing integration of our two teams.

What will the integration process look like? Am I allowed to talk about the proposed merger?

Please do not discuss the proposed merger with others outside of the company.

While select employees may be involved in integration planning, there are some items that should NOT be discussed with Ouster before the proposed merger closes, including but not limited to:

•   Customer lists, opportunities and other customer information

•   Customer pricing and commercial terms

•   Supplier costing and terms

•   Product plans, technology and roadmaps

Any integration planning discussions should take place in channels and work streams established by the integration planning team. Avoid holding any conversations related to either company’s business decisions and be mindful of discussing technology and IP that would harm our competitive positioning in the market.

What is the name of the combined company?	The name of the combined company will be confirmed at closing.

Who will lead the combined company?	Ouster CEO Angus Pacala will lead the combined company as its Chief Executive Officer and Velodyne CEO Ted Tewksbury will serve as Executive Chairman of the Board. The full composition of the leadership team will be announced at a later date.

Who will be on the combined company’s Board of Directors?	The combined company’s Board will be comprised of eight members, with each company appointing an equal number of members. The full composition of the combined company’s Board will be announced at a later date.

Are any product changes being contemplated as a result of the proposed merger? What products will the combined company offer?

The combined company is expected to offer a robust suite of products, including verticalized software solutions, to continue to serve a diverse set of end customers while executing on an innovative product roadmap to meet the future needs of the market.

Our focus will continue to be our customers, and ensuring they have access to the best lidar hardware for their research, development and production needs.

More details on the combined company’s product offering will be provided after the proposed merger closes.

Are any organizational changes being contemplated as a result of the proposed merger? Will offices be closing or consolidating?	Operational synergies are expected to support an optimized cost structure. More details will be provided once integration plans are finalized, which may be after the proposed merger closes.

When will we meet Ouster employees?	We will fully integrate our teams after the proposed merger closes. Until then, Velodyne is an independent company that will operate its business as usual.

What does this mean for our IP?	The combined company is expected to hold an extensive intellectual property portfolio in and around lidar with 173 granted and 504 pending patents. This is further strengthened by over 20 years of combined experience in lidar technology innovation.

How are customers, partners and suppliers being notified?	Our leadership team has a notification plan for customers, partners and suppliers. Letters are expected to be emailed out from each company to their respective stakeholders later today, November 7th. Leadership is available to discuss the proposed merger with key accounts.

What should I say if a customer asks about the deal?	While we are excited about the proposed merger and our expected ability to offer customers a more robust suite of products, including verticalized software solutions, reduced product costs and better customer support, Velodyne and Ouster remain independent companies until the transaction closes. Upon closing, we will provide more information about our product offerings and what this deal means for customers.

Will this transaction dilute my Velodyne shares? If so, how?	As in any all-stock transaction, the total number of outstanding shares will increase following the close of the proposed merger, which in turn means you will own a smaller percentage of the combined company than you own of Velodyne. Essentially, your shares will represent a smaller piece of a larger pie.

What happens with my unvested equity awards?	All vested and unvested equity awards held by Velodyne employees will be assumed by the combined company in connection with the closing of the proposed merger, and will continue on their existing terms, with adjustments made based on the exchange ratio to the number of shares covered by the equity awards and, if applicable, their exercise prices and with performance vesting measures determined at the greater of actual and target performance and subject solely to time vesting after closing.

Will Velodyne offer any sort of retention package?	Velodyne is currently reviewing potential retention programs and will be in touch with employees on an individual basis.

Who should we contact if we have questions?	Feel free to raise questions to your organizational leader or email questions@velodyne.com. More information will be provided over the coming weeks and months leading up to the closing of the proposed merger.

What should I do if someone from the media asks about the deal?	If you receive any media inquiries concerning the proposed merger or any matter related to Velodyne, do NOT comment or respond and immediately forward the inquiry to pr@velodyne.com. As always, you must adhere to Velodyne’s Communications and Insider Trading Policies.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Ouster and Velodyne that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the cash position of the combined company; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Ouster’s and Velodyne’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Ouster’s and Velodyne’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining stockholder and regulatory approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed transaction; (xiv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, in Part I, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements.

Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this document. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information

In connection with the proposed transaction, Ouster and Velodyne plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND OUSTER’S AND VELODYNE’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Ouster and Velodyne in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Ouster’s directors and executive officers in Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Joint Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s website at www.ouster.com and Velodyne’s website at www.velodynelidar.com.